25 Greens Hill Lane • Rutland, VT p. 802-772-2239

September 26, 2022
Via EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549

Attention: Robert Babula
Sondra Snyder

Re: Casella Waste Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 18, 2022
File No. 000-23211
Ladies and Gentlemen:
This letter is submitted in response to comments contained in a letter dated September 1, 2022 (the “Comment Letter”) from the staff of the Office of Energy & Transportation of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission to Edmond Coletta, President and Chief Financial Officer of Casella Waste Systems, Inc. (the “Company”) concerning the above referenced Form 10-K for the Fiscal Year Ended December 31, 2021 (“2021 Form 10-K”). The Company’s responses are set forth below and are keyed to the numbering of the comments and headings used in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2021
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31
1.Please discuss and analyze your financial condition and changes in your financial condition, and to the extent applicable, the impact of inflation. Refer to Item 303(a) of Regulation S-K.
Response:
The Company acknowledges the Staff’s comment and advises the Staff that in connection with its preparation of Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) in accordance with Item 303 of Regulation S-K, the Company’s management analyzes information relevant to an assessment of its financial condition and results of operations, and identifies material events and uncertainties that are reasonably likely to cause reported financial information of the Company to not be necessarily indicative of future operating results or of future financial condition. In the 2021 Form 10-K, the Company’s

RECYCLING • SOLUTIONS • ORGANICS • COLLECTION • ENERGY • LANDFILLS	casella.com

management provided such material information relating to the Company’s financial condition within the following subsections, as applicable, of the MD&A:
Liquidity and Capital Resources – Recent Events, Summary of Cash Flow Activity and Outstanding Long-Term Debt: These subsections include material information regarding changes to the Company’s financial condition as it pertains to cash and cash equivalents and debt balances and includes discussion regarding changes in the Company’s balance sheet pertaining to current assets and liabilities, acquisition activity, property, plant, and equipment, and debt financing transactions.
Contractual Obligations: This section includes material information regarding the Company’s financial condition related to known material short- and long-term cash requirements from known contractual and other obligations and cross-references to various financial statement footnote disclosures relating to certain items reflected in the Company’s balance sheet, including debt, non-cancellable operating and landfill operating leases, final capping, closure and post-closure obligations and other scheduled maturities.
Critical Accounting Estimates and Assumptions: This section includes material information regarding the Company’s critical accounting estimates that have had or are reasonably likely to have a material impact on the Company’s financial condition or results of operations, including how the estimates have changed over the relevant reporting period. This includes disclosure regarding certain balance sheet items such as landfill accounting, including landfill development costs and final capping, closure and post-closure costs, and goodwill and other intangible assets among others, and provides cross-references to various financial statement footnote disclosures relating to these items reflected in the Company’s balance sheet. The Company provides its average amortization rate per ton by fiscal period, which provides insight into how landfill development costs have changed on a per ton basis year-over-year and also discusses how inflation is considered in the Company’s estimated final capping, closure and post-closure costs.
With respect to the Staff’s comment regarding the impact of inflation, the Company advises the Staff that it does not believe that inflation had a material impact on its financial condition and changes in its financial condition as of and for the periods covered in its 2021 Form 10-K. Furthermore, there were no known trends or uncertainties that were reasonably likely to have had or that are reasonably likely to have a material impact on the Company’s financial condition as a result of inflation, as of the date of the 2021 Form 10-K filing. In the event the Company determines in the future that inflation may have a material impact on its financial condition or changes in its financial condition, it will add appropriate disclosure in its future filings.
Inflation, page 47
2.Revise your disclosure to explain in further detail how your fuel surcharge program is designed and quantify the fuel costs the Company has been able to recover above the floor you reference. Revise your disclosure to describe any known trends or uncertainties that are reasonably likely to have a material impact on your future revenues or operations as a result of inflation. Refer to Item 303 of Regulation S-K.

Response:
The Company has a fuel surcharge program, which is an energy component of the Company’s energy and environmental fee. The Company proposes to enhance disclosure in future filings by providing the following disclosure regarding how its fuel surcharge program is designed:
The Company’s fuel cost recovery program, which is an energy component of its energy and environmental fee, is designed to offset some or all of the impact of diesel fuel price increases above a periodically reset floor and contemplates a minimum customer participation level to cover changes in the Company’s fuel costs. The fuel cost recovery fee floats on a monthly basis based upon changes in a published diesel fuel price index and is tied to a price escalation index with a lookback provision, which results in a timing lag in the Company’s ability to match the changes in the fuel cost component of the fee to diesel fuel price fluctuations during periods of rapid price changes. In certain circumstances, a substantial rise or drop in fuel costs could materially affect the Company’s revenue and costs of operations. In addition, the Company is susceptible to increases in fuel surcharges from its vendors.
In the 2021 Form 10-K, the Company included in its disclosure within the Results of Operations section of the MD&A the impact of period-to-period changes in surcharges and other fees, including its fuel surcharge program, on solid waste revenues and disclosed the period-to-period increase in fuel costs, which was driven by higher volumes on acquisition activity and higher fuel prices. The Company proposes to enhance disclosure in future filings by providing the following sensitivity analysis that quantifies the impact of changes in fuel costs, appropriately updated at the time of filing:
Based on the Company’s consumption levels during the fiscal year ended December 31, 2021, after considering physically settled fuel contracts the Company believes a $0.40 cent per gallon change in the price of diesel fuel would change its direct fuel costs by approximately $3.2 million per year. Offsetting these changes in direct fuel expense would be changes in the Company’s fuel cost recovery fee charged to its customers. Based on participation rates as of December 31, 2021, the Company believes a $0.40 cent per gallon change in the price of diesel fuel would change its fuel cost recovery fee by approximately $2.8 million per year. The variance between the fuel cost recovery fee and fuel cost increase in the period is attributable to timing differences and participation rates.
In the 2021 Form 10-K, the Company disclosed the primary impact of inflation on its operating results in its discussions of wage inflation during the periods covered by the 2021 Form 10-K while noting more generally that it does not believe that inflation had a significant impact on the Company’s operating results. Further, there were no known trends or uncertainties that were reasonably likely to have had or that are reasonably likely to have a material impact on the Company’s future revenues or operations as a result of inflation, as of the date of the 2021 Form 10-K filing. In the event the Company determines in the future that there are known trends or uncertainties that are reasonably likely to have a material impact on its future revenues or operations as a result of inflation, it will add appropriate disclosure in its future filings.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (802) 772-2239.
Sincerely,
/s/ Edmond R. Coletta
Edmond R. Coletta
President and Chief Financial Officer
Casella Waste Systems, Inc.
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